Date: 30 January 2002
Number: 04/02

BHP BILLITON APPROVES YANDI LUMP PROJECT

BHP Billiton today announced it had approved a project to produce a new, high value, lump 'Pisolite' iron ore product at its Yandi mine in Western Australia.

Approval for the A$27.5 million Yandi Lump Project follows the recent signing of Letters of Intent with a number of major Japanese customers to purchase Yandi lump.

BHP Billiton will deliver up to four million tonnes per annum (mtpa) of lump 'Pisolite' product, which will command a premium price over its existing fines products.

Modifications will be made to the existing Ore Handling Plant 2 to support the on-site production of fine and lump ores, without affecting the quality of the two distinct products. Commissioning is expected to take place in July 2002.

BHP Billiton is currently undertaking feasibility studies to expand the Yandi mine's capacity from its current level of 32 mtpa.

The Yandi mine has produced lump on a trial basis since 1999, already shipping more than two million tonnes to customers. These trials indicated that Yandi lump performance is suitable for the iron making process and provides strong support for its permanent addition to BHP Billiton's product range.

President Western Australian Iron Ore Graeme Hunt said Yandi's lump 'Pisolite' ore would complement growing demand for lower cost ores that maximised value to customers.

"Since Yandi began operating in 1992, we have observed a trend towards the lower cost 'Pisolite' and 'Marra Mamba' ores and have taken action to meet the increase in demand," he said.

"Today's announcement represents a key component in BHP Billiton's iron ore product development program and will deliver long term benefits to the Group through higher Yandi sales and an expanded suite of products."

BHP Billiton's Yandi mine is located 110 kilometres north of Newman in Western Australia. The mine has progressively expanded to match production at the Group's original Mt Whaleback mine, which was developed in the late 1960s to supply the richer 'Hematite' ore.

The Yandi Joint Venture is owned by BHP Billiton (85 per cent - Operator), CI Minerals Australia Pty Ltd (eight per cent) and Mitsui Iron Ore Corporation Pty Ltd (seven per cent).


Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



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